Notice of Exempt Solicitation

NAME OF REGISTRANT: STATE STREET CORPORATION

NAME OF PERSON RELYING ON EXEMPTION: FRIENDS FIDUCIARY CORPORATION

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 MARKET STREET, SUITE 1535, PHILADELPHIA, PA 19103

Friends Fiduciary Corporation does not beneficially own more than $5 million in State Street Corporation’s stock. This notice of exempt solicitation is therefore being provided on a voluntary basis.

Dear Fellow State Street Corporation Shareholder,

Friends Fiduciary writes to urge you to vote FOR Item 4, “Request that State Street Require a Separate and Independent Chair” (the “Proposal”), at State Street Corporation’s (“State Street’s” or the “Company’s”) annual general meeting on May 14, 2025.

RESOLVED, State Street Corporation (“State Street” or “Company”) shareholders ask the board to adopt a policy and amend the bylaws as necessary to require the Chair of the Board of Directors, whenever possible, be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance is waived if no independent director is available and willing to serve as Chair.

Friends Fiduciary is a Quaker faith-based investment firm that invests its assets according to the broadly held values of the Religious Society of Friends (Quakers). Historically and today, Friends believe investments should be made in businesses that serve a beneficial purpose to society. We support integrity within the companies we hold and, as long-term investors, have long valued prudent governance structures that support fiduciary duty and protect sustained shareholder value. We, like other long-term shareholders, seek best practices in governance structure at the board level, including separation of the roles of CEO and Board Chair, to ensure effective oversight and independence.

Friends Fiduciary is pleased to be an investor in State Street, an internationally recognized financial leader, with a respected board of directors. Our proposal requests a policy change to have an independent director serve as Chair. This is a reasonable and flexible advisory proposal that does not seek an immediate change in governance, but would be phased in during the next CEO transition.

We recognize the important role State Street’s Lead Director plays in board governance, but believe having a separate Chair who is an independent Director is a preferable and more effective governance model. As our resolution notes, Intel’s former Chair, Andrew Grove, stated: “The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he’s an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can a CEO be his own Boss?” Good governance and oversight require accountability. The proposed shift towards Chair independence recognizes management’s crucial responsibility for running the company. The board’s role, on the other hand, is to provide oversight of management, meaning the CEO must be held accountable, as an employee, by the board.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in State Street Corporation’s proxy statement.

Holding both roles simultaneously also gives the CEO unnecessary additional power over the board, which can weaken the board’s authority and compromise its oversight of management. If a board is chaired by the CEO, the board’s role is diminished, and a lack of checks and balances may arise. While we recognize the Lead Director has a clear and specific set of duties, under State Street’s current governance structure the Chair/CEO still has considerable power and primary control.

While we appreciate the Company’s desire to retain flexibility in deciding this governance question, and understand the Board’s leadership structure is reviewed annually, status quo considerations typically carry much weight when decisions like this are evaluated. Additionally, the depth and rigor of the evaluation are unknown to investors, who have no visibility into the process used in this annual review, the research provided for the evaluation, or whether outside advice is sought.

Since 2013, there has also been a distinct trend towards separating the Chair and CEO roles, such that a majority of S&P 500 companies have now moved away from this combined role. In addition, there is significant investor support for this leadership structure, with a number of strong votes in favor of resolutions seeking a similar change. For example, according to a 2023 ISS study, “Investors Press U.S. Boards to Separate Chair, CEO Roles”, during the decade between 2013-2023, average support for such proposals remained steady at 29% to 35%, and 15 proposals passed, a strong indication of support for this reform.1

State Street stock’s underperformance of the S&P 500 benchmark 4 out of 6 years from 2019 to 2024 may also cause investors to support this reform.2 More recently, in the three months ending December 31, 2024, State Street has shown a revenue growth rate lower than the average among its peers. The Company has also performed below industry benchmarks in its net margin, return on equity, and return on assets.3 In addition, State Street’s debt-to-equity ratio “surpasses industry norms…This suggests the company carries a substantial amount of debt, posing potential financial challenges.”4 State Street has also underperformed in trailing 3-Year, 5-Year, 10-Year and 15-Year annualized performance compared to their industry.5

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1 https://insights.issgovernance.com/posts/investors-press-us-boards-to-separate-chair-ceo-roles/

2 ISS Proxy Analysis and Benchmark Policy Voting Recommendations: State Street Corporation Research

3 https://www.nasdaq.com/articles/what-analysts-are-saying-about-state-street-stock-0 (dated March 24, 2025)

4 Ibid.

5 https://www.morningstar.com/stocks/xnys/stt/trailing-returns

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in State Street Corporation’s proxy statement.

Other significant challenges State Street currently faces, including increased scrutiny from some state officials arguing the Company is violating its fiduciary responsibility because it looks at systemic issues such as climate change and diversity in its Stewardship programs, require increased time and attention by management. In addition, the Company’s recent decision to step back from its past diversity commitments and policies has been a subject of concern for many clients and long-term investors.6 State Street and State Street Global Advisors (SSgA) have also been widely criticized by investors and clients for a decline in votes on key material issues like climate change, diversity and human rights.7 In the first half of 2024, as described in its Stewardship Report, SSgA supported only 6% of environmental proposals and 7% of social proposals, in seeming contradiction to its strong traditional policies on climate change and other issues.8 Investors have also criticized an apparent toning-down of the Company’s climate commitments.9

These issues have increased pressure on management and vigorous criticism from many clients, especially in Europe. In February 2025, Peoples Pension, one of the UK’s largest master trusts, pulled $35 billion from State Street’s management, citing misalignment on climate stewardship and the Company’s declining shareholder voting record.10 The Danish pension fund, AkademikerPension, also withdrew a pension mandate worth $480 million in March, because they felt State Street had retreated from its stewardship responsibilities on issues like climate change and diversity.11 Also in March, Bloomberg reported that Swiss pension funds were evaluating their $52 billion relationship with State Street because of fears of the implications of a trade war with the U.S.12

These examples demonstrate significant challenges that demand focused attention from our CEO and management. Leaving the responsibility to chair the board with an independent member, where it belongs, will give our management more time and focus on, and accountability for, the task of running the business.

We encourage investors in State Street to vote in favor of this timely and relevant governance reform.

Sincerely,

Ethan Birchard

Executive Director

Friends Fiduciary Corporation

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6 https://www.responsible-investor.com/state-street-cuts-guidance-on-voting-intentions-from-new-engagement-policy/

7 https://news.bloomberglaw.com/esg/state-street-loses-danish-fund-mandate-after-climate-review-1

8 https://www.esgdive.com/news/state-street-2024-asset-stewardship-report-environmental-social-shareholder-proposal-support-falls/727798/

9 https://www.responsible-investor.com/calpers-airs-loud-disappointment-with-managers-over-ca100-departures/

10 https://www.ai-cio.com/news/uk-pension-replaces-state-street-with-invesco-amundi-for-35b-mandate/

11 https://www.bloomberg.com/news/articles/2025-03-06/state-street-loses-danish-pension-mandate-after-climate-review

12 https://www.bloomberg.com/news/articles/2025-03-12/state-street-at-risk-of-losing-52-billion-swiss-pension-mandate?embedded-checkout=true

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in State Street Corporation’s proxy statement.